NEWMONT GOLD MEDAL PERFORMANCE

                             MINING INVESTMENT FORUM

                                     DENVER

                                 OCTOBER 4, 2000

                            GOLD IS AT A CYCLICAL LOW

[LINE GRAPH FROM 1990 TO 2001 WITH GOLD PRICES BEGINNING IN THE $400 - $420 RANGE, A RANGE OF $360 - $400 FROM 1994 TO 1996, A RANGE OF $250 - $300 SINCE 1998 AND ENDING IN $260 - $280 RANGE AND INDICATING RISES LABELLED AS "GULF
WAR," "STRONG FUND BUYING; SOROS/GOLDSMITH DEAL," AND DECLINES LABELLED "INCREASING CENTRAL BANK SALES," "BRE-X SCANDAL," "SWISS GOLD SALES RECOMMENDED" AND "IMF SALES DISCUSSIONS, UK TREASURY ANNOUNCES GOLD AUCTIONS" AND LOWPOINTS LABELLED "LTCM, DOW DROPS 510" AND "WASHINGTON ACCORD"]

Source: GFMS, London PM Fix

                      CONVENTIONAL WISDOM: TOO MUCH SUPPLY

Fabrication  demand has grown 3% annually since 1990

Mine supply has grown less than 2%

[CHART FROM 1980 TO 2000 REFLECTING (A) BAR GRAPH OF FABRICATION DEMAND INCREASING AT A HIGHER RATE THAN (B) LINE GRAPH OF MINE PRODUCTION]

Central Bank sales + lending have doubled since 1990 and = 25% of demand

Source: GFMS, London PM Fix

                         ANOTHER IMPORTANT PRICE DRIVER:
                                THE STRONG DOLLAR

US TRADE WEIGHTED DOLLAR VS GOLD PRICE

[DOUBLE LINE GRAPHS REFLECTING ROUGHLY INVERSE RELATIONSHIP OF US TRADE WEIGHTED DOLLAR TO GOLD PRICE]

Source - Goldman Sachs Research

                          THE DOLLAR'S IMPACT ON GOLD:

Stimulates Production:       % change since 1/1/97
---------------------
US$ vs major gold producer currencies

Canada                            $0.6667                          -9%

Australia                         $0.5455                         -31%

South Africa                      $0.1369                         -36%

Reduces Consumption:
--------------------
US$ vs major consumer currencies

India                              $0.0218                        -22%

EU*                                $0.8796                        -26%

Thailand                           $0.0236                        -40%

Turkey                            $0.000002                       -84%

*  From inception on 1/1/99

CONCLUSION

     Supply issues are moderating

     Gold's recovery is also currency related


          THINK GOLD FOR PORTFOLIO BALANCE

                               NEWMONT'S STRATEGY

Marshal Our Unique Strengths:
----------------------------

        World class core assets

        Low-cost operations / in-place infrastructure

        Exploration and technological expertise

        Global skill sets

In Order To:
-----------

       Generate strong cash flow

        Preserve maximum leverage to gold price

        Continually improve asset quality

                                2000 PERFORMANCE*

Operations Ahead of Plan
------------------------

Replace reserves                        56.6 mm ozs

Gold production                         4.8 mm ozs @ $173/oz

Copper production                       290 mm lbs @ $0.55/lb


Financials are Price Dependent
------------------------------

Assuming a spot gold price of           $283

Operating EPS - approximately           $0.25

Cash flow - approximately               $500 mm, or $3.00/share

Capital investments - approximately     $435 mm

Debt reduction - approximately          $40 mm

*excluding BMG

                               FOCUS ON CASH FLOW

[TWO BAR GRAPHS DEPICTING THE FOLLOWING DATA]

                                  1995                   2000E*

Realized Gold Price - $/oz        $385                   $283

Cash flow - $mm                   $152                   $500

Cash flow - $/share               $1.75                  $3.00


*Excluding BMG

                             BATTLE MOUNTAIN MERGER

All stock: 24.2 mm NEM shares

Pooling of interests

        BMG Attributes
        --------------

        Attractive Phoenix project in Nevada

        9.9 mm ozs reserves

        760,000 ozs low-cost annual production

        $30 mm/yr sustainable cash synergies

Completion in 4th quarter

                            HISTORY OF ACCOMPLISHMENT

[FOUR PIE CHARTS SHOWING INCREASING IMPORTANCE OF PERU, S.E. ASIA AND OTHER MINING SOURCES RELATIVE TO NEVADA FOR RESERVES AND PRODUCTION AND DEPICTING THE FOLLOWING DATA]

                                  1995                            2000*

Reserves                          28.8mm ozs                      66.5mm ozs

    Per Share                     0.33                            0.35

Production                        1.86mm ozs                      5.5mm ozs

    Per Share                     0.021                           0.029

    Total Cash Cost               $210/oz                         $173/oz

*Including BMG on a pro forma basis

                             NEWMONT GOING FORWARD

Growing reserves               66.5 mm ozs

Gold production                + 5 mm ozs @ $165 - 170/oz

Copper production              325 mm lbs @ <$0.50/lb

Strong cash flow

Debt to cap ratio              Goal: 25 - 30%

                             WORLD CLASS CORE ASSETS

[GLOBAL GRAPHIC WITH PICTURES OF NEVADA, YANACOCHA AND BATU HIJAU]

                      BATU HIJAU MINE FOR THE 21ST CENTURY


                        Reserves                         10.5 B lbs. Copper

                                                         11.8 mm ozs. Gold

56.25% Economic Interest

                        LOM Production                   600 mm lbs Copper

                                                         480,000 ozs Gold

                        Total Cash Costs                 <$0.50/lb Copper

                                   BATU HIJAU
                            MINE FOR THE 21ST CENTURY

[PHOTOGRAPH WITH MARK INDICATING BATU HIJAU MINE]

BATU HIJAU PROGRESS

     Production increasing

     Copper price improving

     Costs declining

[TWO DOUBLE BAR GRAPHS DEPICTING THE FOLLOWING DATA]

                     1Q              2Q              3QE            4QE
                     --              --              ---            ---

mm#'s CU             110            105             140            160

000ozs AU             57             55              83            105

Copper price
  improving           79             81              87             90

Costs declining       65             59              55             46


                    2000E                          2001E

mm#'s CU             515                            555

000 ozs AU           300                            415

Copper price
  improving           85

Costs declining       55                             46

Costs & Realization - cents/pound CU

                         COPPER PRICE CYCLE IS FAVORABLE

[LINE GRAPH FROM 1990 TO 2000 WITH COPPER PRICES IN US$/LB BEGINNING IN THE $1.00 - $1.25 RANGE, AVERAGING $1.08 FROM 1990 TO 1996, CURRENT SPOT $0.90 PLUS 50% IN 1998 AND ENDING IN $0.75 - $1.00 RANGE]

                            NEVADA -- OUR FOUNDATION

[PHOTOGRAPH OF NEVADA MINE]

                                        35 Years of Operating Excellence

                                        30 Million Ounces Produced

                                        34 Million Ounces of Reserves*

                                        2000E Production 2.9 mm/ozs

                                        ~ $208/ounce Total Cash Costs

                                                * with BMG

                         NEVADA: UNPARALLED FELXIBILITY,
                              INNOVATIVE SOLUTIONS


[LOCATION MAP GRAPHIC IDENTIFYING NEWMONT CHECKERBOARD PROPERTY AND NOTING LOCATION OF TWIN CREEKS, LONE TREE, TRENTON CANYON, PHOENIX, DEEP POST, DEEP STAR, GOLD QUARRY AND MULE CANYON]

                              HIGH-RETURN PROJECT:
                              DEEP POST UNDERGROUND

[PICTORAL DIAGRAM INDICATING LOCATIONS OF EL 4480 PORTALS NOV 1999, EL 4350 PORTAL APRIL 1999, LOWER POST-BETZE PIT, MAIN HAULAGE DECLINE, VENTILATION RAISE, BACKFILL DECLINE, UG SHOP, UG BACKFILL PLANT, ACCESS RAMP AND RECENT DRILL RESULTS: 102'/1.43 OPT, 135'/1.25 OPT WITH EL MARKED OF 3700, 3900, 4100,
4350]

                             DEEP POST UNDERGROUND

Reserves 2.3mm oz @ 0.77 opt

Production 2Q 2001

Average mining rate 1,500 tpd

Average  annual  production  380,000 ozs  (2003-2006)

Total cash costs <$150/oz

Pre-production Cap Ex: $65mm

                          HIGH-RETURN PROJECT: PHOENIX

[PHOTOGRAPH OF PHOENIX PROJECT INDICATING LOCATION OF FORTITUDE PIT, COPPER BASIN, TOWN OF BATTLE MOUNTAIN AND COPPER CANYON]

                                    PHOENIX

        Reserves:

                6.1mm ozs @ 0.037 opt

                Upside potential

        Production:

        Leach in Jan 2002

        Mill in Jan 2003

                Gold                 390,000 ozs

                Silver               1,350,000 ozs               Average Annual

                Copper               27,500,000 lbs

        Total cash costs $150/oz - 13 year LOM

        Cap Ex - $200mm

                             MINERAL YANACOCHA, PERU
                             OUR GOLDEN GROWTH STORY

                            32.9mm ozs Reserves

       51.35% owned         2000E Production 1.85 mm ozs

                            < $90/oz Total Cash Cost

                            Largest Gold Producer in Latin America

                            Exciting Growth Potential

                                MINERA YANACOCHA
                       [PHOTOGRAPH OF PERUVIAN LANDSCAPE]

                               YANACOCHA PROFILE

              [TWO AREA LINE GRAPHS DEPICTING THE FOLLOWING DATA]

                                    Reserves
                                    --------

                      1994   1995   1996    1997   1998   1999   2000E
                      ----   ----  -----    ----   ----   ----   -----

Carachugo             2.3    1      1.3     1.2    1.5    3.9    1.2

Maqui Maqui           1.2    2.2    1.5     0.9    0.4    0.2    0.1

San Jose                     1.7    1.5     1.4    1.2    1      0.5

Yanacocha                           1.3     7.2    9.2    13.8   15.6

La Quinua/El Tapado                         3      7.1    9.3    11.6

Other                               0.5     0.3    1.2    4.7    8.5

                                   [IN MM OZ]


                                   Production
                                   ----------

                      1993   1994   1995    1996   1997   1998   1999   2000E
                      ----   ----   ----    ----   ----   ----   ----   -----
Carachugo             0.14   0.37   0.34    0.1    0.28   0.6    0.41   0.9

Maqui Maqui                  0.1    0.46    0.7    0.71   0.57   0.37   0.14

San Jose                                    0.3    0.09   0.3    0.84   0.57

Yanacocha                                          0.01   0.12   0.46   0.98



                                   [IN MM OZ]

                              HIGH RETURN PROJECT:
                                    LA QUINUA

                Reserves:                           9.3mm ozs

                Average annual  production:         1mm ozs

                Total cash costs:                   ~ $125/oz

                Initial capital:                    $260mm

                               YANACOCHA DISTRICT

[LOCATION MAP GRAPHIC IDENTIFYING YANACOCHA DISTRICT EXPLORATION AND NOTING LOCATION AND DISTINCTION OF: MINE, RESERVES & MINERALIZED MATERIAL OR PROJECTS OR PROSPECTS:

                                    LA QUINUA

                                      PEROL

                                    SAN JOSE

                                    CARACHUGO

                                   CHAQUICOHA

                                   CHAILHUAGON

                            CERRO YANACOCHA (PARTIAL)

                                  MAQUI MAQUI

                                   YANACOCHA:

                                 51.35% NEWMONT

                               43.65% BUENAVENTURA

                        5.00% INTERNATIONAL FINANCE CORP.

                                  MINAS CONGA:

                                   40% NEWMONT

                                60% BUENAVENTURA

                         0% INTERNATIONAL FINANCE CORP.

                                   SOLITARIO:

                                  100% NEWMONT

                                0% BUENAVENTURA

                      0% INTERNATIONAL FINANCE CORPORATION

                                   BUENAVENTURA:

                                   0% NEWMONT

                               100% BUENAVENTURA

                         0% INTERNATIONAL FINANCE CORP.

                                NORTHER PERU JV:

                                  65% NEWMONT

                               35% BUENAVENTURA]

                         0% INTERNATIONAL FINANCE CORP.

                             YANACOCHA EXPLORATION

        [CLOSE-UP LOCATION MAP GRAPHIC IDENTIFYING YANACOCHA EXPLORATION

                     AND NOTING LOCATION AND DISTINCTION OF:

                            MINE, RESERVE, RESOURCE:

                                    EL TAPADO

                                    SAN JOSE

                                    LA QUINUA

                                    CARACHUGO

                              MAQUI MAQUI (PARTIAL)

                            CERRO YANACOCHA (PARTIAL)

                             CERRO QUILISH (PARTIAL)

                              CERRO NEGRO (PARTIAL)

                             PROJECTS OR PROSPECTS:

                                  CHAQUICOCHA

                                    CORIMAYO

                                    KUPFERTAL

                              MAQUI MAQUI (PARTIAL)

                            CERRO YANACOCHA (PARTIAL)

                             CERRO QUILISH (PARTIAL)

                             CERRO NEGRO (PARTIAL)]

                       EVEN OUR "SMALL" MINES ARE BIG AND
                            GENERATE FREE CASH FLOW

                                                                 Cash Cost
                         Managed ozs       Equity ozs           $/Equity oz
                         -----------       ----------           -----------
Zarafshan, Uzbekistan       450,000           225,000                $130

Minahasa, Indonesia         350,000           350,000                 135

Golden Giant, Ontario*      325,000           325,000                 150

Kori Kollo, Bolivia*        270,000           230,000                 210

Mesquite, California        150,000           150,000                 195

Holloway, Ontario*          110,000            93,000                 210

Vera/Nancy, Australia*         ----           115,000                 100

La Herradura, Mexico           ----            50,000                 135
                         ------------      -----------              -----
                          1,655,000         1,538,000                $156
*BMG

                            GOLD MEDAL PERFORMANCE

Exploration Success

           World Class Assets

                Low Cost Production

           High Return Projects

     High Leverage to Gold Price

         PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

These materials include forward-looking information and statements about Newmont

Mining Corporation, Battle Mountain Gold Company and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation

Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and

statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes,"

"intends," "estimates" and similar expressions. The forward-looking information and statements in these materials are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont and Battle Mountain, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public filings with the U.S.

Securities and Exchange Commission (SEC) made by Newmont and Battle Mountain;

risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the merger, the value of the merger consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements,

synergies and other benefits anticipated from the transaction; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes,

changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

                             ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Battle Mountain in connection with the proposed merger, and their interests in the solicitation,

are set forth in a Schedule 14A filed on the date of these materials with the

SEC. Newmont and Battle Mountain will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. A preliminary version of these materials has been filed with the SEC.  Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction.  Investors will be able to obtain the documents free of charge at the SEC's website  (www.sec.gov).

In addition, documents filed with the SEC by Newmont may be obtained free of charge by contacting Newmont Mining Corporation, 1700 Lincoln Street, Denver, CO

80203,  (303) 863-7414.  Documents filed with the SEC by Battle Mountain will be available free of charge by contacting  Battle  Mountain Gold Company, 333 Clay

Street, 42nd Floor, Houston, Texas 77002, (713) 650-6400.  Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.